Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Eleventh Meeting of the Fifth Session of the

Board of Directors of China Life Insurance Company Limited

The eleventh meeting (the “Meeting”) of the fifth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on March 23, 2017 at the conference room located on Floor A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated March 7, 2017. Out of the Company’s eleven directors, eight directors attended the Meeting. The following seven directors of the Company attended the Meeting in person: Lin Dairen and Xu Haifeng, executive directors of the Company; Miao Jianmin, a non-executive director of the Company; and Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin and Leung-Oi-Sie Elsie, independent directors of the Company. Liu Jiade, a non-executive director of the Company, attended the Meeting by means of telecommunication. Yang Mingsheng, chairman and an executive director of the Company, was on leave for business and authorized in writing Lin Dairen to act on his behalf, cast the votes and preside over the Meeting for him; Xu Hengping, an executive director of the Company, and Wang Sidong, a non-executive director of the Company, were on leave for business and authorized in writing, respectively, Xu Haifeng and Miao Jianmin, to act on their behalf and cast the votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (“AOA”) of the Company and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Lin Dairen. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on the 2016 Plan of Dividend Distribution to Policyholders of Participating Insurance Products

Voting result: 11 for, 0 against, with no abstention

2.	Proposal on the Annual Financial Reports for the year ended December 31, 2016

After review and discussion, the Board approved the proposal, which includes the 2016 Annual Financial Statements prepared in accordance with PRC GAAP, the 2016 Financial Statements prepared in accordance with IFRS, the 2016 Report on Participating Insurance Products, the 2016 Report on Funds Occupied by Controlling Shareholders and Other Related Parties, and the 2016 Report on Changes in Accounting Estimates. The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2016 Annual Shareholders’ Meeting for approval.

Commission File Number 001-31914

For details of changes in accounting estimates in the year of 2016, please refer to a separate announcement filed on the same date of this announcement.

Voting result: 11 for, 0 against, with no abstention

3.	Proposal on the H Share Annual Report and A Share Annual Report for the year ended December 31, 2016

Voting result: 11 for, 0 against, with no abstention

4.	Proposal on the Compensation for the Directors and Supervisors

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2016 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

5.	Proposal on the Compensation for the Senior Management

The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 11 for, 0 against, with no abstention

6.	Proposal on the Report of the Board for the Year of 2016

The Board agreed to submit the report to the 2016 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

7.	Proposal on the Report on the Performance of Committees of the Board in 2016

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 11 for, 0 against, with no abstention

8.	Proposal on the Report on the Performance of Independent Directors of the Board in 2016

The Board agreed to submit the report to the 2016 Annual Shareholders’ Meeting for review. For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 11 for, 0 against, with no abstention

9.	Proposal on the Profit Allocation for the Year of 2016

Commission File Number 001-31914

The Company must distribute the income from general equity instrument in the amount of RMB386 million as agreed in the Offering Circular relating to the Core Tier 2 Capital Securities issued by the Company in July 2015, and in accordance with the Company Law and other applicable laws of the People’s Republic of China and the AOA, must withhold 10% of the after-tax profit for the year ended December 31, 2016 as statutory reserves amounting to RMB1,927 million and general risk reserves amounting to RMB1,927 million, respectively. The Board will submit the proposal on the following matters to the 2016 Annual Shareholders’ Meeting for approval: after the allocation of RMB1,927 million (being 10% of its after-tax profit for 2016) to its discretionary surplus reserve fund, based on a total of 28,264,705,000 shares in issue, the Company proposes to pay a cash dividend of RMB0.24 per share (inclusive of tax), totaling approximately RMB6,784 million, to all shareholders of the Company. Following the above allocation, unallocated balance of the after-tax net profit of the Company for 2016 will be recorded as unallocated profit and will be allocated in the following years. Capital reserves will not be used to increase the Company’s share capital during the above allocation. The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2016 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

10.	Proposal on the Remunerations of the Auditor for 2016 and the Appointment of the Auditor for 2017

The Board agreed to pay a total amount of RMB55.68 million (inclusive of tax) as the remunerations of the auditor for 2016, and proposed to re-appoint Ernst & Young Hua Ming LLP as the PRC auditor and the US Form 20-F auditor of the Company for the year 2017, and Ernst & Young as the Hong Kong auditor of the Company for the year 2017. The Board agreed to submit this proposal to the 2016 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

11.	Proposal on General Authorization for Issuance of H Shares

The Board agreed to submit this proposal to the 2016 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

12.	Proposal on Entering into a Framework Agreement for Daily Connected Transactions with Chongqing International Trust Inc.

Affiliated directors, including Yang Mingsheng, Lin Dairen, Miao Jianmin and Wang Sidong, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2016 Annual Shareholders’ Meeting for approval. Please refer to a separate announcement filed on the same date of this announcement for the details.

Voting result: 7 for, 0 against, with no abstention

13.	Proposal on Entering into an Entrusted Investment and Management Agreement for Alternative Investments With Insurance Funds with China Life Investment Holding Company Limited

Affiliated directors, including Yang Mingsheng, Miao Jianmin and Wang Sidong, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Commission File Number 001-31914

The Board agreed to submit this proposal to the 2016 Annual Shareholders’ Meeting for approval. Please refer to a separate announcement filed on the same date of this announcement for the details.

Voting result: 8 for, 0 against, with no abstention

14.	Proposal on the Report on Related Party Transactions of the Year of 2016 and the Implementation of Rules on the Management of the Related Party Transactions of the Company in 2016

The Board agreed to submit this proposal to the 2016 Annual Shareholders’ Meeting for review.

Voting result: 11 for, 0 against, with no abstention

15.	Proposal on Convening the 2016 Annual Shareholders’ Meeting

Notice of the 2016 Annual Shareholders’ Meeting will be published separately.

Voting result: 11 for, 0 against, with no abstention

16.	Proposal on Nominating Director and Deputy General Manager of Sinopec Sichuan to East China Gas Pipeline Co., Ltd.

Voting result: 11 for, 0 against, with no abstention

17.	Proposal on the 2016 Solvency Report (C-ROSS) of the Company

Voting result: 11 for, 0 against, with no abstention

18.	Proposal on 2016 Social Responsibility Report of the Company

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 11 for, 0 against, with no abstention

19.	Proposal on the Review of the Internal Audit Work of the Company for the Year of 2016

Voting result: 11 for, 0 against, with no abstention

20.	Proposal on the Audit Report on Related Party Transactions for the Year of 2016

Voting result: 11 for, 0 against, with no abstention

21.	Proposal on the 2016 Compliance Report of the Company

Voting result: 11 for, 0 against, with no abstention

22.	Proposal on the 2016 Self-Assessment Report on Internal Control of the Company (China Insurance Regulatory Commission)

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

23.	Proposal on the 2016 Assessment Report on Internal Control of the Company (A Share)

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 11 for, 0 against, with no abstention

24.	Proposal on the Report on 2016 Anti-Money Laundering Work Summary and Work Plan for 2017

Voting result: 11 for, 0 against, with no abstention

25.	Proposal on Risk Preference Statement of the Company for 2017

Voting result: 11 for, 0 against, with no abstention

26.	Proposal on Entering into a Framework Agreement on Sharing the Costs for Brand Building of China Life

Affiliated directors, including Yang Mingsheng, Miao Jianmin, Wang Sidong, Lin Dairen and Xu Haifeng, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 6 for, 0 against, with no abstention

Please see notice and materials for the 2016 Annual Shareholders’ Meeting, which will be published separately, for detailed information on the proposals that will be submitted to the 2016 Annual Shareholders’ Meeting for approval and review.

Board of Directors of China Life Insurance Company Limited

March 23, 2017